Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-280344

Prospectus Supplement No. 4

(To Prospectus dated September 18, 2024)

OKLO INC.

This prospectus supplement updates, amends and supplements the prospectus dated September 18, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-280344). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Oklo Inc.’s Class A Common Stock is quoted on the New York Stock Exchange under the symbol “OKLO.” On November 13, 2024, the closing price of our Class A Common Stock was $23.08.

WE ARE AN “EMERGING GROWTH COMPANY” UNDER FEDERAL SECURITIES LAWS AND ARE SUBJECT TO REDUCED PUBLIC REPORTING REQUIREMENTS. INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 13, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 13, 2024

Oklo Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40583	86-2292473
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3190 Coronado Dr. Santa Clara, CA	95054
(Address of principal executive offices)	(Zip Code)

(650) 550-0127

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	OKLO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Pursuant to the Agreement and Plan of Merger and Reorganization, dated July 11, 2023 (the “Merger Agreement”), by and among Oklo Inc. (the “Company”) (formerly known as AltC Acquisition Corp.), AltC Merger Sub, Inc. and Oklo Technologies, Inc. (formerly known as Oklo Inc., “Legacy Oklo”), Triggering Event III (as defined in the Merger Agreement) occurred as of market close on November 13, 2024 (the “Determination Date”), and the Company has agreed to issue approximately 2,500,000 shares (“Earn Out Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), less applicable withholding, to Eligible Holders (as defined in the Merger Agreement) within five business days of the Determination Date. Triggering Event III occurred by virtue of the closing price of the Common Stock equaling or exceeding the applicable threshold set forth in the Merger Agreement for 20 trading days within a period of 60 consecutive trading days ending on the Determination Date. As a result of the satisfaction of Triggering Event III, the Eligible Holders will receive their pro rata portion of the Earn Out Shares.

Pursuant to the Letter Agreement, dated July 11, 2023 (the “Sponsor Agreement”), by and among the Company, Legacy Oklo, AltC Sponsor LLC (the “Sponsor”) and the Insiders (as defined in the Sponsor Agreement), the Fourth Vesting Price (as defined in the Sponsor Agreement) was achieved on the Determination Date, by virtue of the closing price of the Common Stock equaling or exceeding the applicable threshold set forth in the Sponsor Agreement for 20 trading days within a period of 60 consecutive trading days ending on the Determination Date. As a result of the satisfaction of the Fourth Vesting Price, 12.5% of the Vesting Founder Shares (as described in the Sponsor Agreement) vested on the Determination Date. Furthermore, pursuant to the Sponsor Agreement, the 36 Month Lock-Up Period (as defined in the Sponsor Agreement) was achieved on the Determination Date, by virtue of the closing price of the Common Stock equaling or exceeding the applicable threshold set forth in the Sponsor Agreement for 20 trading days within a period of 60 consecutive trading days ending on the Determination Date. As a result of the satisfaction of the 36 Month Lock-Up Period, the lock-up restrictions on 30% of the Founder Shares (as defined in the Sponsor Agreement) and 30% of the Private Placement Shares (as defined in the Sponsor Agreement) expired on the Determination Date.

Additionally, pursuant to the Amended and Restated Registration Rights Agreement, dated May 9, 2024 (the “Registration Rights Agreement”), by and among the Company, the Sponsor and the Company Shareholders (as defined in the Registration Rights Agreement), the Insider Lock-up Period (as defined in the Registration Rights Agreement) expired with respect to 30% of the Lock-Up Shares (as defined in the Registration Rights Agreement) held by Insiders (as defined in the Registration Rights Agreement) on the Determination Date, by virtue of the closing price of the Common Stock equaling or exceeding the applicable threshold set forth in the Registration Rights Agreement for 20 trading days within a period of 60 consecutive trading days ending on the Determination Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oklo Inc.

Date: November 13, 2024	By:	/s/ R. Craig Bealmear
	Name:	R. Craig Bealmear
	Title:	Chief Financial Officer